Dreyfus Premier California Tax Exempt Bond Fund, Inc.

Statement of Investments

February 28, 2006 (Unaudited)

Long-Term Municipal Investments--98.6%	Principal Amount ($)	Value ($)
California--92.2%		
ABAG Finance Authority for Nonprofit Corps., Revenue:		
Multi Family Housing		
(Central Park Apartments):		
5.50%, 7/1/2019	1,010,000	1,047,552
5.60%, 7/1/2038	5,815,000	5,960,608
(Sansum-Santa Barbara Medical) 5.50%, 4/1/2021	3,500,000	3,747,030
Alameda County, COP:		
7.33%, 12/1/2013 (Insured; MBIA)	5,000,000 a,b	6,017,900
(Financing Project)		
6%, 9/1/2006 (Insured; MBIA)	2,560,000 c	2,644,454
Anaheim Public Finance Authority, Tax Allocation Revenue		
6.45%, 12/28/2018 (Insured; MBIA)	26,000,000	27,912,040
California:		
Economic Recovery Bonds:		
5.25%, 7/1/2013	30,000,000	33,014,700
5.25%, 7/1/2014	10,000,000	11,061,700
5%, 7/1/2016	13,000,000	13,922,350
GO:		
5%, 2/1/2020	11,385,000	12,052,275
5%, 2/1/2020	10,000,000	10,455,500
5%, 3/1/2020	10,395,000	11,134,604
5.25%, 2/1/2027	6,475,000	6,971,568
5.50%, 4/1/2028	1,000,000	1,112,280
5.25%, 2/1/2030	25,700,000	27,149,994
5.25%, 4/1/2034	17,000,000	18,195,100
(Veterans)		
5.05%, 12/1/2036	12,000,000	12,278,040
Various Purpose		
6.125%, 10/1/2011 (Insured; FGIC)	2,875,000	3,254,385
California Department of Veteran Affairs,		
Home Purchase Revenue:		
5.50%, 12/1/2019	11,380,000	12,052,672
5.20%, 12/1/2028	10,000,000	10,006,900

California Department of Water Resources,		
Power Supply Revenue:		
5.875%, 5/1/2012	10,000,000 c	11,354,200
5.375%, 5/1/2012 (Insured; AMBAC)	20,585,000 c	22,806,739
California Educational Facilities Authority, Revenue		
(Pooled College and University Projects)		
5.625%, 7/1/2023	1,275,000	1,281,222
California Health Facilities Financing Authority,		
Revenue:		
(Cedars-Sinai Medical Center):		
6.125%, 12/1/2009	30,695,000 c	33,910,608
6.25%, 12/1/2009	9,460,000 c	10,490,667
(Sutter Health):		
5.35%, 8/15/2028 (Insured; MBIA)	3,780,000	3,993,646
6.25%, 8/15/2035	6,965,000	7,762,353
California Housing Finance Agency:		
MFHR		
6.15%, 8/1/2022 (Insured; AMBAC)	1,845,000	1,892,915
Single Family Mortgage:		
6.25%, 8/1/2014 (Insured; AMBAC)	250,000	252,315
6.30%, 8/1/2024	700,000	706,629
6.45%, 8/1/2025	370,000	373,696
California Infrastructure and Economic Development		
Bank, Revenue (Kaiser Hospital Assistance I-LLC)		
5.55%, 8/1/2031	21,900,000	23,331,384
California Pollution Control Financing Authority:		
PCR:		
9.13%, 6/1/2014	5,500,000 a,b	7,131,905
9.13%, 6/1/2014 (Insured; MBIA)	24,165,000 a,b	31,334,997
SWDR:		
(Browning Ferris Industries):		
5.80%, 12/1/2016	2,000,000	1,986,220
6.75%, 9/1/2019	600,000	605,970
(Keller Canyon Landfill Co. Project)		
6.875%, 11/1/2027	1,000,000	1,003,310
California Public Works Board, LR:		
(Department of Corrections, Calipatria State Prison,		
Imperial County)		
6.50%, 9/1/2017 (Insured; MBIA)	13,000,000	15,533,050
(Department of Health Services, Richmond Laboratory Project)		
5%, 11/1/2021 (Insured; AMBAC)	10,910,000	11,745,815

(Various University of California Projects):		
5.50%, 6/1/2014	5,000,000	5,509,400
5.25%, 11/1/2028 (Insured; MBIA)	10,005,000	10,911,553
California State University, Fresno Association Inc.,		
Auxiliary Organization Event Center Revenue:		
6%, 7/1/2012	3,500,000 c	3,986,325
6%, 7/1/2012	2,500,000 c	2,847,375
6%, 7/1/2012	5,250,000 c	5,979,487
California Statewide Communities		
Development Authority:		
COP:		
(Catholic Healthcare West):		
6.50%, 7/1/2010	2,780,000 c	3,143,568
6.50%, 7/1/2020	1,220,000	1,350,394
(Motion Picture and Television Fund)		
5.35%, 1/1/2022 (Insured; AMBAC)	5,700,000	5,704,902
(The Internext Group)		
5.375%, 4/1/2030	20,000,000	20,202,800
Health Facility Revenue		
(Adventist Health System/West)		
5%, 3/1/2035	11,880,000	12,152,408
Revenue:		
(Daughters of Charity Health System):		
5.25%, 7/1/2024	8,205,000	8,621,650
5.25%, 7/1/2035	18,625,000	19,341,131
(Kaiser Permanente)		
5.50%, 11/1/2032	13,500,000	14,192,955
(Sutter Health):		
5.50%, 8/15/2028	14,000,000	14,894,460
5%, 11/15/2043	19,500,000	20,041,125
(The California Endowment):		
5%, 7/1/2028	15,360,000	16,143,514
5%, 7/1/2033	16,710,000	17,508,404
Capistrano Unified School District:		
Community Facilities District		
Special Tax Number 98 (Ladera)		
5.75%, 9/1/2009	5,500,000 c	6,024,095
School Facilities Improvement District Number 1		
6%, 8/1/2024 (Insured; FGIC)	2,075,000	2,296,755
Castaic Lake Water Agency, COP, Revenue		
(Water System Improvement Project)		
Zero Coupon, 8/1/2027 (Insured; AMBAC)	10,000,000	3,846,100

Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group):		
6%, 2/1/2030	5,000,000	5,238,100
5.75%, 2/1/2031	18,500,000	19,265,715
Chino Valley Unified School District, GO		
5.25%, 8/1/2030 (Insured; MBIA)	10,000,000	10,879,000
Chula Vista, IDR (San Diego Gas Project)		
5%, 12/1/2027	3,000,000	3,103,710
Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill)		
5.45%, 8/1/2028	2,780,000	2,871,323
Cucamonga County Water District, COP		
5.25%, 9/1/2025 (Insured; FGIC)	5,555,000	5,967,237
Del Mar Race Track Authority, Revenue		
6.20%, 8/15/2006	2,000,000 c	2,064,580
Delano, COP (Delano Regional Medical Center)		
5.25%, 1/1/2018	13,500,000	13,553,325
Elsinore Valley Municipal Water District, COP:		
5.375%, 7/1/2018 (Insured; FGIC)	2,000,000	2,266,740
5.375%, 7/1/2019 (Insured; FGIC)	3,855,000	4,387,954
Escondido Improvement Board		
5.70%, 9/2/2026	1,335,000	1,377,707
Fontana, Special Tax		
5.25%, 9/1/2017 (Insured; MBIA)	10,000,000	10,618,000
Fontana Public Financing Authority, Tax Allocation Revenue (North Fontana Redevelopment Project):		
5%, 10/1/2021 (Insured; AMBAC)	5,000,000	5,364,000
5%, 10/1/2022 (Insured; AMBAC)	5,000,000	5,351,700
5.50%, 9/1/2032 (Insured; AMBAC)	13,800,000	14,995,770
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue		
5.75%, 1/15/2040	500,000	515,835

Fremont Union High School District:		
5.25%, 9/1/2010 (Insured; FGIC)	3,400,000 c	3,652,756
5.25%, 9/1/2010 (Insured; FGIC)	4,000,000 c	4,297,360
5.25%, 9/1/2010 (Insured; FGIC)	11,295,000 c	12,134,670
Fullerton Community Facilities District Number 1,		
Special Tax (Amerige Heights):		
6.10%, 9/1/2022	1,000,000	1,070,030
6.20%, 9/1/2032	2,500,000	2,657,650
Golden State Tobacco Securitization Corp.:		
Enhanced Tobacco Settlement Asset-Backed Bonds		
5.50%, 6/1/2013	5,000,000 c	5,547,200
Tobacco Settlement Asset-Backed Bonds		
6.75%, 6/1/2039	14,770,000	16,656,129
High Desert Memorial Health Care District, Revenue		
5.40%, 10/1/2011	2,500,000	2,548,950
Kaweah Delta Health Care District, Revenue		
6%, 8/1/2034	9,000,000	9,830,700
Long Beach Special Tax Community		
Facilities District Number 5 (Towne Center)		
6.875%, 10/1/2025	500,000	517,725
Los Angeles Harbor Department, Revenue		
6%, 8/1/2012	8,900,000	9,077,822
Los Angeles Unified School District		
5.75%, 7/1/2017 (Insured; MBIA)	10,135,000	11,824,504
Madera County, COP		
(Valley Children's Hospital)		
6.50%, 3/15/2009 (Insured; MBIA)	3,370,000	3,662,482
Metropolitan Water District of Southern California,		
Waterworks, GO:		
5%, 3/1/2017	5,500,000	5,984,165
5%, 3/1/2018	5,510,000	5,973,226
Murrieta Unified School District		
Zero Coupon, 9/1/2021 (Insured; FGIC)	4,950,000	2,505,146
Natomas Unified School District		
5.95%, 9/1/2021 (Insured; MBIA)	2,500,000	2,974,350

New Haven Unified School District		
5.75%, 8/1/2019 (Insured; FSA)	2,000,000	2,235,520
North Orange County Community College District, GO		
5%, 8/1/2022 (Insured; MBIA)	15,530,000	16,694,750
Northern California Power Agency, Revenue		
(Hydroelectric Project Number 1):		
7%, 1/1/2016 (Insured; AMBAC)	670,000 c	842,431
6.30%, 7/1/2018 (Insured; MBIA)	26,400,000	32,206,680
7.50%, 7/1/2021 (Insured; AMBAC)	375,000 c	510,536
Oakland Unified School District		
5.25%, 8/1/2024 (Insured; FGIC)	17,275,000	18,678,248
Orange County Community Facilities District (Ladera Ranch):		
Special Tax Number 1:		
6.25%, 8/15/2008	1,600,000 c	1,708,048
6%, 8/15/2010	3,000,000 c	3,348,930
Special Tax Number 3:		
5.60%, 8/15/2028	3,250,000	3,379,382
5.625%, 8/15/2034	6,000,000	6,199,020
Orange County Public Financing Authority, LR		
(Juvenile Justice Center Facility)		
5.375%, 6/1/2019 (Insured; AMBAC)	6,150,000	6,747,657
Pomona, COP, General Fund Lease Financing		
5.50%, 6/1/2028 (Insured; AMBAC)	1,000,000	1,114,090
Pomona Redevelopment Agency, Tax Allocation		
(West Holt Avenue)		
5.50%, 5/1/2032	3,000,000	3,247,350
Rancho Cucamonga Redevelopment Agency		
(Tax Allocation Rancho Development)		
5.375%, 9/1/2025 (Insured; MBIA)	7,485,000	8,064,788
Rancho Mirage Joint Powers Financing Authority, Revenue		
(Eisenhower Medical Center)		
5.625%, 7/1/2029	10,430,000	11,004,067
Redwood Empire Financing Authority, COP		
6.40%, 12/1/2023	2,750,000	2,783,302
Riverside County, SFMR		
7.80%, 5/1/2021 (Collateralized; GNMA)	1,250,000	1,728,525

Sacramento City Financing Authority, Revenue:		
8.353%, 12/1/2013 (Insured; AMBAC)	2,335,000 a,b	2,783,997
8.353%, 12/1/2014 (Insured; AMBAC)	2,570,000 a,b	3,064,185
Sacramento County:		
Airport System Revenue		
6%, 7/1/2017 (Insured; MBIA)	5,850,000	6,014,209
Laguna Creek Ranch/Elliott Ranch		
Community Facilities District Number 1,		
Improvement Area Number 1, Special Tax		
(Laguna Creek Ranch)		
5.70%, 12/1/2020	2,970,000	3,019,332
Sacramento County Housing Authority,		
MFHR (Cottage Estate Apartments)		
6%, 2/1/2033 (Collateralized; FNMA)	1,000,000	1,054,610
Sacramento County Sanitation Districts Financing		
Authority, Revenue (Sacramento Regional County Sanitation		
District) 5%, 12/1/2020 (Insured; AMBAC)	3,600,000	3,867,696
Sacramento Municipal Utility District,		
Electric Revenue:		
6.50%, 9/1/2013 (Insured; MBIA)	6,930,000	7,972,341
5.20%, 7/1/2017 (Insured; MBIA)	300,000	313,047
San Bernardino County, COP		
(Capital Facilities Project)		
6.875%, 8/1/2024	5,000,000	6,596,250
San Diego County, COP		
(Burnham Institute for Medical Research)		
5%, 9/1/2024	2,265,000 d	2,313,335
6.25%, 9/1/2029	3,800,000	4,166,434
5%, 9/1/2034	5,190,000 d	5,250,256
San Diego County Water Authority,		
Water Revenue, COP		
5%, 5/1/2032 (Insured; MBIA)	10,000,000	10,405,700
San Diego Unified School District		
Zero Coupon, 7/1/2017 (Insured; FGIC)	2,325,000	1,445,453
San Francisco City and County		
COP (San Bruno Jail Number 3)		
5.25%, 10/1/2021 (Insured; AMBAC)	2,985,000	3,163,981

San Joaquin Hills Transportation Corridor Agency, Toll Road Revenue		
Zero Coupon, 1/15/2032 (Insured; MBIA)	48,295,000	14,974,831
San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment Project)		
5.25%, 8/1/2029	1,000,000	1,032,180
San Juan Unified School District:		
Zero Coupon, 8/1/2023 (Insured; FSA)	10,030,000	4,620,420
Zero Coupon, 8/1/2024 (Insured; FSA)	10,655,000	4,670,300
South Placer Authority, Wastewater Revenue		
5.25%, 11/1/2010 (Insured; FGIC)	1,000,000 c	1,089,690
Southeast Resource Recovery Facility Authority, LR:		
5.25%, 12/1/2016 (Insured; AMBAC)	11,715,000	12,786,454
5.25%, 12/1/2017 (Insured; AMBAC)	6,475,000	7,048,167
5.25%, 12/1/2018 (Insured; AMBAC)	8,085,000	8,795,025
Stockton, Health Facilities Revenue (Dameron Hospital Association)		
5.70%, 12/1/2014	1,000,000	1,042,800
Tobacco Securitization Authority of Northern California, Tobacco Settlement Asset-Backed Bonds (Sacramento County Tobacco Securitization Corp.)		
5.375%, 6/1/2038	20,000,000	20,407,600
Torrance Redevelopment Agency, Tax Allocation Revenue		
5.625%, 9/1/2028	500,000	507,340
University of California, Revenue		
General 5%, 5/15/2023 (Insured; FGIC)	9,165,000	9,757,792
Limited Project 5%, 5/15/2022 (Insured; FSA)	14,655,000	15,634,540
Multi Purpose 5.25%, 9/1/2027 (Insured; MBIA)	31,475,000	32,935,755
Ventura County Community College District		
5.50%, 8/1/2023 (Insured; MBIA)	4,250,000	4,688,898
West Basin Municipal Water District, Revenue, COP:		
5.25%, 8/1/2014 (Insured; MBIA)	5,000,000	5,489,500
5.25%, 8/1/2015 (Insured; MBIA)	5,500,000	6,012,325
5.25%, 8/1/2016 (Insured; MBIA)	3,500,000	3,814,440
5.25%, 8/1/2017 (Insured; MBIA)	2,000,000	2,173,220

West Covina Redevelopment Agency, Community Facilities District Special Tax (Fashion Plaza):		
6%, 9/1/2017	6,000,000	6,796,320
6%, 9/1/2022	11,325,000	13,238,359
Whittier Health Facility, Revenue (Presbyterian Intercommunity Hospital) 5.75%, 6/1/2031	10,090,000	10,753,115

U.S. Related--6.4%

Commonwealth of Puerto Rico Highway and Transportation Authority, Transportation Revenue 6.649%, 7/1/2038 (Insured; MBIA)	1,000,000 a,b	1,071,050
Commonwealth of Puerto Rico Infrastructure Financing Authority, Special Tax Revenue:		
6.505%, 7/1/2015 (Insured; AMBAC)	1,000,000 a,b	1,077,730
5.50%, 10/1/2032	10,000,000	10,848,900
5.50%, 10/1/2040	40,000,000	43,360,400
Puerto Rico Highway and Transportation Authority: Highway Revenue		
5.50%, 7/1/2013 (Insured; MBIA)	4,750,000	5,231,222
Transportation Revenue		
6%, 7/1/2010	2,000,000 c	2,207,940
Puerto Rico Public Buildings Authority, Government Facilities Revenue 5.25%, 7/1/2015 (Insured; FGIC)	11,600,000	12,926,112
Virgin Islands Public Finance Authority, Revenue:		
7.30%, 10/1/2018	3,100,000	3,906,372
Subordinated Lien Fund Loans Notes		
6%, 10/1/2022	2,000,000	2,104,140

Total Long-Term Municipal Investments (cost $1,197,369,767)		**1,273,850,342**

Short-Term Municipal Investments--.9%

California Department of Water Resources, Power Supply Revenue 2.93% (LOC; The Bank of New York)	2,000,000 e	2,000,000

California Pollution Control Financing Authority, PCR
  (Pacific Gas and Electric Corp.)
  2.93% (LOC; Bank One)   9,000,000 e   9,000,000

Orange County Sanitation District, COP
  2.90% (Liquidity Facility; Dexia Credit Locale)   1,000,000 e   1,000,000

Total Short-Term Municipal Investments
  (cost $12,000,000)   **12,000,000**

Total Investments (cost $1,209,369,767)   **99.5%**   1,285,850,342

Cash and Receivables (Net)   .5%   5,863,478

Net Assets   100.0%   1,291,713,820

Summary of Abbreviations

ACA	American Capital Access		HR	Hospital Revenue
AGC	ACE Guaranty Corporation		IDB	Industrial Development Board
AGIC	Asset Guaranty Insurance Company		IDC	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation		IDR	Industrial Development Revenue
ARRN	Adjustable Rate Receipt Notes		LOC	Letter of Credit
BAN	Bond Anticipation Notes		LOR	Limited Obligation Revenue
BIGI	Bond Investors Guaranty Insurance		LR	Lease Revenue
BPA	Bond Purchase Agreement		MBIA	Municipal Bond Investors Assurance Insurance Corporation
CGIC	Capital Guaranty Insurance Company			
CIC	Continental Insurance Company		MFHR	Multi-Family Housing Revenue
CIFG	CDC Ixis Financial Guaranty		MFMR	Multi-Family Mortgage Revenue
CMAC	Capital Market Assurance Corporation		PCR	Pollution Control Revenue
COP	Certificate of Participation		RAC	Revenue Anticipation Certificates
CP	Commercial Paper		RAN	Revenue Anticipation Notes
EDR	Economic Development Revenue		RAW	Revenue Anticipation Warrants
EIR	Environmental Improvement Revenue		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company		SAAN	State Aid Anticipation Notes
FHA	Federal Housing Administration		SBPA	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank		SFHR	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation		SFMR	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association		SONYMA	State of New York Mortgage Agency
FSA	Financial Security Assurance		SWDR	Solid Waste Disposal Revenue
GAN	Grant Anticipation Notes		TAN	Tax Anticipation Notes
GIC	Guaranteed Investment Contract		TAW	Tax Anticipation Warrants
GNMA	Government National Mortgage Association		TRAN	Tax and Revenue Anticipation Notes
GO	General Obligation		XLCA	XL Capital Assurance

Notes to Statements of Investments:

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $52,481,764 or 4.1% of net assets.

b Inverse floater security--the interest rate is subject to change periodically.

c These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d Purchased on delayed delivery basis.

e Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.